UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

Sequans Communications S.A. (the “Company”) is a foreign private issuer, and therefore its officers and directors are not required to report insider transactions on Form 3s and Form 4s under Section 16 of the Securities Exchange Act of 1934.  However, to provide greater transparency to the market, the Board of Directors of the Company have determined to voluntarily report insider transactions in a Form 6-K.  Such reporting will be done on a monthly basis for all insider transactions during the previous month.

On September 20, 2016, certain members of the Company's Board of Directors and executive management settled the purchase of a total of 360,603 of the Company’s American Depositary Shares (“ADSs”) at a price of $1.65 per ADS in connection with the Company’s public offering described in the Prospectus Supplement filed with the Securities and Exchange Commission on September 15, 2016.  These purchases represented 2.38% of the total of 15,151,250 ADS sold in the public offering.

The number of the Company’s ADSs purchased by the members of the Board of Directors and executive management on September 20, 2016 and the number of the Company’s ordinary shares held, either directly or in the form of ADSs, following the transaction are as follows:

		Number of ADSs purchased on September 20, 2016	Number of ordinary shares held, either directly or in the form of ADSs, following the transaction
Dr. Georges Karam	Chairman of the Board, Chief Executive Officer	60,606	2,968,034
Mr. Hubert de Pesquidoux	Member of the Board	30,303	42,403
Mr. Yves Maitre	Member of the Board	36,363	36,363
Mr. Richard Nottenburg	Member of the Board	75,757	575,757
Mr. Alok Sharma	Member of the Board	18,181	30,181
Mr. Zvi Slonimsky	Member of the Board	30,303	50,390
Ms. Deborah Choate	Chief Financial Officer	30,303	40,303
Mr. Bertrand Debray	Chief Operating Officer	30,303	897,492
Mr. Didier Dutronc	Chief Marketing Officer	30,303	30,303
Mr. Nikhil Taluja	Vice President Worldwide Sales	18,181	18,181

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: October 4, 2016	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer